STATES
			SECURITIES AND EXCHANGE COMMISSION
	   		    Washington, D.C.  20549

				  SCHEDULE 13G

    		  Under the Securities Exchange Act of 1934

			       (Amendment No. )


			  Orexigen Therapeutics, Inc.

			       (Name of Issuer)


			         Common Stock

			(Title of Class of Securities)


				  686164302

				(CUSIP Number)

			      December 31, 2016

        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















CUSIP No. 686164302		Schedule 13G			Page 2 of 5
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Investments, L.L.C.
13-4081603
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	1,234,339 (1)
		_________________________________________________________

ficially owned	6.Shared Voting Power

		0
by Each		_________________________________________________________
		7.Sole Dispositive Power

		1,234,339 (1)
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	0
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,234,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.6% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   IA
____________________________________________________________________________

(1) As of July 31, 2017, Telemetry Investments, L.L.C., as registered investment adviser for the account of Telemetry Securities, L.L.C., reports holding (i) 140,939 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes, and (iv) $4,401,000 of the Issuer's 2.75% convertible senior notes due 2020 (the "Convertible Notes") convertible into 293,400 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

(2) This percentage is calculated based upon 15,227,802 shares outstanding of the Issuer, as set forth in the Issuer's Form 10Q, filed with the Securities and Exchange Commission on May 12, 2017, and includes an additional 1,093,400 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior Convertible Notes and the Convertible Notes.



CUSIP No. 686164302		Schedule 13G			Page 3 of 5
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Securities, L.L.C.
13-4081600
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0 (1)
		_________________________________________________________

ficially owned	6.Shared Voting Power

		0
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0 (1)
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	0
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,234,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.6% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   BD
____________________________________________________________________________

(1) As of July 31, 2017, Telemetry Investments, L.L.C., as registered investment adviser for the account of Telemetry Securities, L.L.C., reports holding (i) 140,939 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes, and (iv) $4,401,000 of the Issuer's 2.75% convertible senior notes due 2020 (the "Convertible Notes") convertible into 293,400 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

(2) This percentage is calculated based upon 15,227,802 shares outstanding of the Issuer, as set forth in the Issuer's Form 10Q, filed with the Securities and Exchange Commission on May 12, 2017, and includes an additional 1,093,400 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior Convertible Notes and the Convertible Notes.







Item 1.

(a)Name of Issuer:
   Orexigen Therapeutics, Inc.


(b)Address of Issuer's Principal Executive Offices
   3344 N. Torrey Pines Ct., Suite 200
   La Jolla, CA 92037

Item 2.

(a)Name of Person Filing
   Telemetry Investments, L.L.C. and Telemetry Securities, L.L.C.

(b)Address of Principal Business Office or, if none, Residence
   545 Fifth Avenue, Suite 1108
   New York, NY  10017

(c)Citizenship
   Delaware


(d)Title of Class of Securities
   Common Stock


(e)CUSIP Number
   686164302

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |X|	Broker or dealer registered under section 15 of the
		Act (15 U.S.C. 78o).(1)
(b) | |	Bank as defined in section 3(s)(6) of the Act (15 U.S.C. 78c).
(c) | |	Insurance Company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).
(d) | |	Investment Company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) |X|	An investment adviser in accordance with
		s240.13d-1(b)(1)(ii)(E);
(f) | |	An employee benefit plan or endowment fund in accordance
		with s240.13d-1(b)(1)(ii)(F);
(g) | |	A parent holding company or control person in accordance
		with s240.13d-1(b)(ii)(G);
(h) | |	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) | |	A church plan that is excluded from the definition of an
		investment company under section 3c(14) of the	Investment
		Company Act of 1940 (15 U.S.C. 80a-3);
(j) | |	Group, in accordance with s240.13d-1(b)(1)(ii)(J).


 (1) Telemetry Securities, L.L.C has recently filed a form BDW.




Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

    1,234,339 shares of common stock of the Issuer, upon (i) the exercise of all 400,000 Warrants, (ii) the conversion of all $3,000,000 of the Issuer's Senior Convertible Notes, and (iii) the conversion of all $4,401,000 of the Issuer's Convertible Notes, held by Reporting Persons.

(b) Percent of Class:

    7.6% of the common stock of the Issuer, based upon the amount outstanding as reported in Issuer's most recent current report on Form 10Q, and that number of shares of stock that would be issued to effect the exercise and conversion of the Warrants, Senior Convertible Notes, and Convertible Notes held by Reporting Persons.

(c) Number of shares as to which such person has:

	Telemetry Investments, L.L.C. has

	(i) Sole power to vote or to direct the vote:
             1,234,339

	(ii) Shared power to vote or to direct the vote:
       	     0

	(iii) Sole power to dispose or to direct the disposition of:
	     1,234,339

	(iv) Shared power to dispose or to direct the disposition of:
	     0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see s240.13d(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The beneficial owner of the Common Stock, the Warrants, the Senior Convertible Notes, and the Convertible Notes, and the underlying shares upon exercise and conversion is Telemetry Securities, L.L.C.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable





Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              August 3, 2017
                                        ______________________________
                                                    (Date)



                                        /s/   Andrew Schorr
                                        ______________________________
                                                 (Signature)



                		              Andrew Schorr
				         Chief Executive Officer
                                        ______________________________
                                                 (Name/Title)